December 12, 2024

Yung-Hsi ("Edward") Chang
Chief Executive Officer
Origin Investment Corp I
CapitaGreen, Level 24, 138 Market St
Singapore 043946

       Re: Origin Investment Corp I
           Draft Registration Statement on Form S-1
           Submitted November 15, 2024
           CIK No. 0002044523
Dear Yung-Hsi ("Edward") Chang:

       We have reviewed your draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted November 15, 2024
General

1. We note on page 75, in footnote 3, that "redemptions cannot cause [your] net tangible assets to fall below $5,000,001." Please revise the disclosure in the prospectus to clearly reflect this limitation upon redemptions.
Cover Page

2. We note your disclosure indicates that, after 24 months, if you are not able to complete a business combination, you will redeem 100% of the public shares.
       However, on page 16, you disclose that shareholders would be able to redeem their shares in connection with a shareholder vote to modify the timing of your obligation to redeem if you do not complete the combination in 24 months. Please revise your
 December 12, 2024
Page 2

       disclosure to clarify that you may seek to extend the time to compete the business combination beyond the 24 months and that you will seek shareholder approval in such instance and provide shareholders with the ability to redeem in such instance.
       Please refer to Item 1602(a)(1) of Regulation S-K. Further, please revise your summary disclosure to clarify this and disclose whether there are any limitations on extensions, including the number of times you may seek to extend. Please also disclose the consequences to the sponsor of not completing an extension of this time period. See Item 1602(b)(4) of Regulation S-K.
3. We note, on page 22, you state that you will not "pay finder's fees ... prior to or in connection with the completion of your initial business combination." However, on page 23 you state that you may agree to "pay [your] sponsor or a member of our
       management team a finder   s fee, advisory fee, consulting fee or
success fee in order to
       effectuate the completion of our intended initial business combination," Please revise your disclosure as appropriate to address this discrepancy. To the extent you may pay these fees, please revise your table here and on pages 8 and 81 to reflect these fees.
       Please refer to Items 1602(a)(3), 1602(b)(6), and 1603(a)(6) of
Regulation S-K
4. Following the dilution table, please provide a cross-reference, highlighted by prominent type or in another manner, to the locations of related disclosures in the prospectus. See Item 1602(a)(4) of Regulation S-K.
5. In paragraph 17, please revise the cross-reference so that it is highlighted by prominent type or in another manner. Please refer to Item 1602(a)(5) of Regulation
       S-K.
Summary, page 1

6. Please revise the appropriate section of your Summary to disclose that your ability to identify and evaluate a target company may be impacted by significant competition among other SPACs in pursuing a business combination transaction candidate and that significant competition may impact the attractiveness of the acquisition terms that you will be able to negotiate. In this regard, we note your disclosure on page 48 that there are numerous other entities seeking targets with which you will compete.
Our Sponsor, page 8

7. Please revise the disclosures on page 8, outside of the table, to describe the extent to which the anti-dilution adjustment of the founder shares, the exercise of the private warrants on a cashless basis, and the conversion of the working capital loans into warrants may result in a material dilution of the purchasers' equity interests. Also address the extent to which the compensation may result in a material dilution of the
       purchasers    equity interests. Please clarify whether any additional
consideration will
       be paid for the issuance of the additional shares to maintain the percentage of founders shares at 20%. See Item 1602(b)(6) of Regulation S-K. Please make similar revisions to your disclosure on page 81 in accordance with Item 1603(a)(6) of Regulation S-K.
Permitted purchases of public shares by our affiliates, page 17

8. We note your disclosure on page 91 stating that, in the event our sponsor, directors, officers, advisors or their affiliates were to purchase shares from public shareholders,
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Page 3

       such purchases would by structured in compliance with the requirements of Rule 14e-
       5 under the Exchange Act. Please revise your disclosure here to reflect how you will comply with these requirements. Further, we note that your registration statement/proxy statement filed for your business combination transaction would
       include a representation that any of your securities purchased by your sponsor, directors, executive officers, advisors or any of their affiliates would not be voted in favor of approving the business combination transaction. Please reconcile this with the statement on page 15 and elsewhere that your "sponsor has agreed, pursuant to such letter agreement, to vote their founder shares, private shares and any public shares purchased during or after this offering in favor of our initial business combination." Refer to Tender Offer Rules and Schedules Compliance and
Disclosure
       Interpretation 166.01 for guidance.
Use of Proceeds, page 70

9. We note that you have assumed the cost for the administrative services agreement for only 12 months. Given that you have up to 24 months to complete the initial business combination, please advise why you have not included costs assuming you continue for that period of time, and how you expect to cover those costs if not from proceeds held outside the trust. Additionally, we note your statement on pages 79 and 115 under "Related Party Transactions" that "We will enter into an Administrative
       Services Agreement pursuant to which we will pay our sponsor a total of $25,000 per
       month     Upon completion of our initial business combination or our liquidation, we
       will cease paying these monthly fees." Please revise as appropriate.
10. We note your statement in Footnote 2 to the Use of Proceeds table that As of October
       15, 2024, we had borrowed $84,715 under the promissory note with our sponsor.
       These amounts will be repaid upon completion of this offering out of the offering proceeds that has been allocated for the payment of offering expenses
..    We also
       note the third paragraph on page 72 indicates that    As of October 15,
2024, we did not
       have any borrowing under the promissory note with our sponsor.    Please
revise as
       appropriate.
Dilution, page 73

11. We refer you to your tabular presentation of dilution at quartile intervals that assumes your maximum redemption threshold is the entire amount of shares to be sold to public shareholders as part of this offering. We further note your disclosure on page
       75 stating that redemptions cannot cause your net tangible assets to fall below
       $5,000,001. Please tell us how you considered this redemption restriction in determining your maximum redemption threshold, and quartile intervals based on percentages of the maximum redemption threshold within for your dilution presentation. Refer to Item 1602(a)(4) of Regulation S-K.
12. We note your tabular presentation of the various dilution percentages for no exercise of over-allotment option on page 73. In this table, we note discrepancies in certain amounts within the line items "Less: Proceeds held in trust subject to redemption" and
       "Less: Shares subject to possible redemption". Please advise or revise accordingly.
13. We note your disclosure on page 73, stating that the pro forma net tangible book value
 December 12, 2024
Page 4

       at October 15, 2024 was $1,855,000 or $1.13 per share. Please ensure such amount, as well as other amounts disclosed herein agree to the amounts disclosed in the tabular presentation that follows. Please review all amounts presented and revise accordingly.
14. Please expand your disclosure, outside the table, to describe each material potential source of future dilution. Your revisions should address, but not be limited to, founder shares' anti-dilution rights, shares that may be issued in connection with the closing of your initial business combination, additional financing(s) in connection with the closing of your initial business combination, and up to $1,500,000 of working capital loans that may be convertible into private placement warrants. Reference is made to
       Item 1602(c) of Regulation S-K.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 77

15. You indicate herein that as of October 15, 2024 you did not have any borrowings under the promissory note with your sponsor; however we note elsewhere, including within your audited financial statements, approximately $85 thousand was outstanding as of such date. Please advise and revise your prospectus accordingly. Proposed Business, page 81

16. Please revise to provide all the information required by Item 1603(a)(9) of Regulation
       S-K. In this regard, please disclose the natural persons and entities subject to such an agreement, arrangement, or understanding; any exceptions under such an agreement, arrangement, or understanding; and any terms that would result in an earlier expiration of such an agreement, arrangement, or understanding. Additionally, in this section, and in your disclosure on page 9, please disclose the lock-up agreement with the underwriter.
Our Competitive Advantages, page 82

17. We note your disclosure on page 84 that you "officers and directors have decades of experience in mergers and acquisitions." Please disclose if your sponsor, its affiliates, and any promoters have experience in organizing special purpose acquisition companies and the extent to which the SPAC sponsor, its affiliates, and the promoters are involved in other special purpose acquisition companies. Please refer to Item
       1603(a)(3) of Regulation S-K.
Officer and Director Compensation , page 106

18.    We note your statement in the    Summary     Conflicts of interests
section on page 23
       that    Members of our management team and our independent directors will directly or
       indirectly own founder shares and/or private placement securities following this
       offering   .    Please revise to address any share issuances or shares
to be issued to your
       independent directors. See Item 402(r)(2) of Regulation S-K.
Conflicts of Interest, page 109

19. Please revise to disclose the nominal price paid for the founder shares, and any actual or potential material conflicts of interest relating to compensation, repayment of loans, and reimbursements of expenses that will be paid to your sponsor, officers, or
 December 12, 2024
Page 5

       directors. Your disclosure should include conflicts between your sponsor or its affiliates, or your officers, directors or promoters on one hand, and your unaffiliated security holders on the other. See Item 1603(b) of Regulation S-K. Certain Relationships and Related Party Transactions, page 115

20. We note your disclosure that your "sponsor may surrender or forfeit, transfer or exchange [your] founder shares, private units, or any of [your] other securities, including for no consideration, as well as subject any such securities to earn-outs or other restrictions, or otherwise amend the terms of any such securities or enter into any other arrangements with respect to any such securities." Please add risk factor disclosure regarding any risk that the sponsor may remove itself as Sponsor from the company before identifying a business combination, including through the unconditional ability to transfer the founder shares or otherwise. Please contact Babette Cooper at 202-551-3396 or Mark Rakip at
202-551-3573 if
you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or David Link at 202-551-3356 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction
cc:   Arif Soto, Esq.